June 16, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.
20549-0405

Attention:	H. Roger Schwall Assistant Director

Dear Mr. Schwall,

Reference:	Your Review Letter Dated June 13, 2005 of the following: Dynamic Oil & Gas, Inc. ("Dynamic") Form 20-F for Fiscal Year Ended December 31, 2004 Filed March 31, 2005 File No. 0-17551

In your above-referenced letter, you requested a response from Dynamic within 10 business days (June 27, 2005). Today, you confirmed by telephone that Dynamic's response could be filed by July 15, 2005.

I trust you find everything to be in order.

Yours truly,

Dynamic Oil & Gas, Inc.

/s/ Michael A. Bardell

Michael A. Bardell
Chief Financial Officer

TSX: DOL NASDAQ: DYOLF Member of: SEPAC & CAPP	HEAD OFFICE: Suite 230-10991 Shellbridge Way Richmond, BC Canada V6X 3C6 Tel: 604-214-0550 Fax: 604-214-0551 Toll free: 1-800-663-8072 Emaii: infodynamic@dynamicoil.com Website: www.dynamicoil.com